FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period March 22 to May 9, 2002

ARC ENERGY TRUST

(Translation of registrant's name into English)

2100, 440 2nd Avenue S.W., Calgary, Alberta T2P 5E9 (Canada)

(Address of principal executive officer)

(403) 503-8600

(Telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20F ________ Form 40-F √______

Indicate by check mark whether the registrant by furnishing information contained in this form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No √_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The following documents are included in this Form 6-K:

1. Press Release dated April 1, 2002.
2. Press Release dated April 16, 2002.
3. Press Release dated May 1, 2002.
4. Press Release dated May 7, 2002.
5. Press Release dated May 9, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: May 9, 2002

ARC ENERGY TRUST
by ARC Resources Ltd.

By: ______________________
Allan R. Twa
Secretary

1

NEWS RELEASE

April 1, 2002

CALGARY, April 1, 2002 (AET.UN and ARX – TSE) ARC Resources Ltd. along with the ARC Energy Trust announces the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.21885 to 1.22888. Such increase will be effective on April 15, 2002.

The following are the details on the calculation of the Exchange Ratio:

Record Date of ARC Energy Trust Distribution	Opening Exchange Ratio	ARC Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of AET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
March 31, 2002	1.21885	$0.13	$12.9656	0.01003	April 15, 2002	1.22888

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 – 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is www.computershare.com.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website
www.arcresources.com or contact:

Jan Young, Manager, Investor Relations, E-mail: jyoung @arcresources.com
Telephone: (403) 509-6418 Fax: (403) 509-6417
Toll Free 1-888-272-4900
ARC Resources Ltd.
2100, 440 – 2nd Avenue S.W.

Calgary, AB T2P 5E9
Tel: (403) 503-8600

2

NEWS RELEASE

April 16, 2002

ARC ENERGY TRUST ANNOUNCES MONTHLY CASH DISTRIBUTIONS TO BE PAID FOR SECOND QUARTER 2002

CALGARY, April 16, 2002 (AET.UN and ARX - TSE) ARC Energy Trust ("the Trust") announced today that a cash distribution of $0.13 per trust unit will be paid on May 15, 2002 in respect of April production. This distribution incorporates the withholding of approximately 20 per cent of cash flow for the financing of capital expenditures in order to provide more sustainable distributions in the long-term. Based upon the current forward market for commodity prices, this level of distribution would be maintained through the second quarter as follows:

Record Date	Ex-Distribution Date	Distribution Date	Distribution Per Unit
April 30	April 26	May 15	$0.13
May 31	May 29	June 17	$0.13*
June 30	June 26	July 15	$0.13*

*** Estimate based upon current market outlook and subject to change based upon actual market conditions.**

The manager of the Trust maintains an active hedging program directed towards providing stable and predictable cash distributions. For calendar year 2002, approximately 56 per cent of crude oil and natural gas liquids production and 40 per cent of natural gas production has been hedged. During the first quarter when prices weakened, the Trust's hedge position protected distributions for unitholders. The recent recovery in prices has resulted in an increase in cash flow from the unhedged portion of the Trust's production which will be directed towards our 2002 capital program. This will increase the level of withholding to approximately 20 per cent of cash flow in the second quarter from an estimated 10 per cent in the first quarter.

Commodity prices are expected to continue to fluctuate which would have an impact on cash available for distribution by the Trust. While the distribution level of $0.13 per unit per month would be sustained for the second quarter 2002 under current forward market prices, actual distributions payable in June and July will be dependent upon operating results and commodity prices prevailing at that time. To the extent a cash surplus develops during periods of upward price volatility, it will be addressed in the subsequent quarter's distribution.

As at April 15, 2002, the Trust's trailing twelve-month distributions total CAD $2.10 per unit.

The information contained in this news release contains forward-looking second quarter information. The reader is cautioned that assumptions used in the preparations of such information, particularly those pertaining to production levels, operating costs and drilling results, although considered reasonable by the Trust at the time of preparation, may prove to be incorrect. The actual results achieved during the second quarter may vary from the information provided herein and the variations may be material. Consequently, there is no representation by the Trust that actual results achieved during the second quarter will be the same in whole or in part as those presented herein.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website **www.arcresources.com** or contact:

Jan Young, Manager, Investor Relations, E-mail: jyoung @arcresources.com
Telephone: (403) 509-6418 Fax: (403) 509-6417
Toll Free 1-888-272-4900

ARC Resources Ltd.
2100, 440 – 2nd Avenue S.W.
Calgary, AB T2P 5E9
Tel: (403) 503-8600

3

NEWS RELEASE

May 1, 2002

CALGARY, May 1, 2002 (AET.UN and ARX – TSE) ARC Resources Ltd. along with the ARC Energy Trust announces the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.22888 to 1.23917. Such increase will be effective on May 15, 2002.

The following are the details on the calculation of the Exchange Ratio:

Record Date of ARC Energy Trust Distribution	Opening Exchange Ratio	ARC Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of AET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
April 30, 2002	1.22888	$0.13	$12.6352	0.01029	May 15, 2002	1.23917

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 – 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is www.computershare.com.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website **www.arcresources.com** or contact:

Jan Young, Manager, Investor Relations, E-mail: jyoung @arcresources.com
Telephone: (403) 509-6418 Fax: (403) 509-6417
Toll Free 1-888-272-4900
ARC Resources Ltd.
2100, 440 – 2nd Avenue S.W.
Calgary, AB T2P 5E9
Tel: (403) 503-8600

4

NEWS RELEASE

May 7, 2002
ARC ENERGY TRUST ANNOUNCES FIRST QUARTER RESULTS

CALGARY, May 7, 2002 (AET.UN and ARX - TSE) ARC Energy Trust ("the Trust") announces the results for the first quarter ending March 31, 2002.

($CDN thousands, except per unit amounts)	Three Months Ended March 31 2002	2001	% Change
FINANCIAL			
Revenue before royalties	100,864	164,393	(39)
Per unit[(1)]	0.90	1.77	(49)
Per boe	25.58	41.26	(38)
Cash flow	49,194	89,281	(45)
Per unit[(1)]	0.44	0.96	(54)
Per boe	12.48	22.41	(44)
Net income	14,970	52,971	(72)
Per unit[(1)]	0.13	0.57	(77)
Cash distributions	43,229	58,765	(26)
Per unit	0.39	0.60	(35)
Working capital	3,625	9,978	(64)
Long-term debt	316,446	280,837	13
Unitholders' equity	790,016	819,710	(4)
OPERATING			
Production			
Crude oil (bbl/d)	21,196	20,614	3
Natural gas (mmcf/d)	113.9	120.9	(6)
Natural gas liquids (bbl/d)	3,631	3,502	4
Total (boe/d)	43,805	44,271	(1)
Average prices			
Crude oil ($/bbl)	30.22	32.57	(7)
Natural gas ($/mcf)	3.61	8.45	(57)
Natural gas liquids ($/bbl)	20.17	38.12	(47)
Oil equivalent ($/boe)	25.58	41.26	(38)
SUPPLEMENTAL			
Trust units outstanding at end of period	110,984	99,473	12
Exchangeable shares outstanding at end of period	798	3,111	(74)
Exchange ratio at end of period	1.21885	1.03494	18
Trust units issuable for Exchangeable shares	973	3,219	(70)
Trust units & Exchangeable shares at end of period[(2)]	111,957	102,692	9
Weighted average units & Exchangeable shares	111,838	92,941	20

(1) Per unit amounts (with the exception of per unit distributions) are based on the weighted average units.
(2) Includes Exchangeable shares converted at the end of period exchange ratio.

HIGHLIGHTS

- The Trust's active commodity hedging program increased revenues by $11.8 million in the first quarter, protecting unitholder distributions during a period of low commodity prices.
- Development drilling continued on several core properties. Notable successes were achieved at Ante Creek in northern Alberta, Youngstown in central Alberta and in southeast Saskatchewan.

OPERATIONAL & DEVELOPMENT ACTIVITIES

The first quarter saw a continuation of an active development program which commenced in the fourth quarter of 2001. Near record capital expenditures of $28.1 million are indicative of our status as an intermediate oil and gas entity. ARC's ability to invest capital effectively has been a key cornerstone of our success. In 2001, our finding, development and acquisition costs averaged $9.75 per boe, which were high relative to our exceptionally low inception to date costs of $6.32/boe. In our 2001 annual report we stated that we expected that our results would be competitive with industry. Now that the majority of our peers have reported their annual results we can state that our finding, development and acquisition costs remain in the top third when compared with our peers, both within the corporate and royalty trust sectors.

As was the case last year, the majority of ARC's development activities have been focused on converting proved undeveloped reserves to proved producing reserves. While these activities do not result in new reserves to be booked for the Trust, they do create value for unitholders through increased production and cash flow. A good example of this type of activity is Ante Creek in northern Alberta, where five wells were drilled as a follow-up to a successful 15 well program in 2001. All of the 20 wells drilled to date at Ante Creek have been successful, contributing to an increase in production to 2,450 boe/d in the first quarter of 2002 from 1,650 boe/d in the same period last year.

Another notable drilling result occurred in the Youngstown area of central Alberta. The first two wells of a three well drilling program were successfully completed and tied-in. The third well was completed and tied-in after the end of the quarter. These successes will lead to additional drilling activity on this ARC operated property.

During the quarter, commercial production commenced from the recently completed Lougheed Sour Gas Plant. The plant is currently producing 150 barrels per day of liquids and is the major contributor to a 30 per cent reduction in emissions from ARC operated properties.

CASH DISTRIBUTIONS & UNITHOLDER RETURNS

Cash distributions during the first quarter were held at $0.13 per unit per month, providing unitholders with a trailing 16 per cent cash-on-cash return. Total distributions of $43.2 million were down 26 per cent as compared to $58.8 million for the same period last year while commodity prices were 38 per cent lower during the quarter. During the first quarter, 12 per cent of cash flow was withheld to partially fund first quarter capital expenditures and to make a $1.0 million contribution to the Reclamation Fund.

Total cumulative cash distributions of $9.47/unit have been paid to unitholders from inception of the Trust in July 1996 through April 15, 2002. Assuming distribution re-investment, the total return since inception has been 231 per cent, representing a compound annual return of 23 per cent. The Trust is on track for cumulative distributions to exceed the $10.00/unit initial public offering price during the third quarter of 2002.

The manager of the Trust maintains an active hedging program targeted towards increasing the stability and predictability of cash distributions. For calendar year 2002, approximately 56 per cent of crude oil and natural gas liquids production and 44 per cent of natural gas production has been hedged. During the first quarter the Trust's hedge position protected distributions for unitholders. The recent recovery in prices has resulted in an increase in cash flow from the unhedged portion of the Trust's production which will be directed towards our 2002 capital program.

Commodity prices which are expected to continue to fluctuate, will have an impact on cash available for distribution by the Trust. While the distribution level of $0.13 per unit per month would be sustained for the second quarter 2002 under current forward market prices, actual distributions payable in June and July will be dependent upon operating results and commodity prices prevailing at that time. To the extent a cash surplus develops it will be addressed in the subsequent quarter's distribution.

TAXABILITY OF DISTRIBUTIONS

The taxable portion of 2002 distributions is estimated to be 60 - 70 per cent.

	Total[1] Distribution	Return of Capital		Taxable Portion	
		$/unit	%	$/unit	%
2002[2]	$0.54[3]	$0.19	35%	$0.35	65%
2001	$2.41	$0.77	32%	$1.64	68%
2000	$1.86	$1.02	55%	$0.84	45%
1999	$1.25	$0.99	79%	$0.26	21%
1998	$1.20	$1.08	90%	$0.12	10%
1997	$1.40	$1.09	78%	$0.31	22%
1996	$0.81	$0.81	100%	-	-

(1) Based on cash payments in the respective calendar year.
(2) Estimated taxable portion of 2002 distributions is 60 to 70 per cent.
(3) 2002 total distributions based on payments to April 15, 2002.

DISTRIBUTION RE-INVESTMENT AND OPTIONAL CASH PAYMENT PROGRAM

ARC Energy Trust unitholders should be aware of the Distribution Re-investment Plan (DRIP) under which a unitholder can elect to re-invest cash distributions into new ARC Energy Trust units. If distributions are re-invested, a unitholder can elect to make optional cash payments under the DRIP to acquire up to $3,000 of additional trust units per distribution date. All units purchased under the DRIP are made at prevailing market prices without any additional fees or commissions. For further details on the DRIP please contact Computershare Trust Company of Canada.

FINANCIAL DISCUSSION AND ANALYSIS

This financial discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2002 and the audited consolidated financial statements and MD&A for the year ended December 31, 2001.

Production: Production volumes during the first quarter of 2002 averaged 43,805 boe/d compared to 44,271 boe/d for the same period in 2001. This represents a one per cent decline from the first quarter of 2001. The actual production rate was 2.5 per cent lower before volumes were adjusted for well payouts and certain other amounts.

Prices: First quarter prices for West Texas Intermediate crude oil averaged US$21.67/bbl, 24 per cent lower than the US$28.69/bbl realized during the first quarter of 2001.

Natural gas prices have decreased sharply in 2002 compared to the first quarter of 2001. AECO hub prices were $3.53/mcf for the first quarter, down significantly from $8.98/mcf in 2001.

The combined effect of the decline in oil and gas prices resulted in a realized price for the first quarter of $25.58/boe, down 38 per cent from the $41.26/boe realized price in the first quarter 2001.

Hedging: ARC's 2002 prices include a hedging gain of $0.80/mcf for natural gas and $1.88/barrel for oil. This compares to a hedging loss in the first quarter of 2001 of $0.74/mcf for natural gas and $3.56/barrel for oil.

For the remainder of the year, ARC has hedged approximately 55 per cent of oil volume and 45 per cent of natural gas volume utilizing a variety of contracts under which the quantity and price hedged vary depending on the market price of the commodity (see Note 3 to the Financial Statements - Financial Instruments for details on ARC's hedging contracts).

Revenue: Revenue for the quarter, after hedging activity, was $100.9 million, down 39 per cent from $164.4 million in the comparable period of last year. Without ARC's hedging activity, revenue would have been $88.9 million, a 50 per cent decline from the $179.4 million in pre-hedge revenue received in the first quarter of 2001.

Operating Netbacks: Operating netbacks for the first quarter declined 44 per cent to $14.72/boe from $26.37 in the same period of last year. The decrease is due to the sharp drop-off in commodity prices and the increase in operating costs. ARC's hedging gains partially offset the price decline, as did a 55 per cent decrease in royalties per boe. Total royalties, net of Alberta Royalty Tax Credit, as a percentage of pre-hedge revenue, decreased to 19.8 per cent in the current period from 21.7 per cent in the comparable period of 2001.

Operating costs, net of processing income, increased by 25 per cent to $25.3 million in 2002 from $20.3 million in 2001. Approximately $3.7 million of the increase represented one-time costs billed to the Trust during the quarter by operators of non-operated properties that related to prior periods. On a per boe basis, operating costs increased to $6.41 from $5.09 last year. The increase in operating costs is concentrated in ARC's non-operated properties and is a result of a general increase in all cost categories.

The components of operating netbacks are shown below:

($/boe)	Q1/2002	Q1/2001
Market price	22.55	45.04
Cash hedging gain/(loss)	3.00	(5.32)
Amortization of commodity contracts	0.03	1.54
Realized price	25.58	41.26
Royalties	(4.45)	(9.79)
Operating costs	(6.41)	(5.09)
Netbacks	14.72	26.37

General & Administrative Expenses & Management Fees: General and administrative expenses, net of operating recoveries on operated properties, increased in the first three months of 2002 to $0.94/boe from $0.68/boe for the same period in 2001. This is due primarily to increases in employee costs and office expenses.

The management contract specifies that the Manager is to receive three per cent of net operating revenue thereby directly linking management fees to financial results. Management fees of $1.8 million ($0.45/boe) were paid to the Manager for the three months ended March 31, 2002 compared to $2.6 million ($0.66/boe) for the same period in 2001.

Interest Expense: Interest expense decreased to $3.0 million for the first quarter of 2002 from $4.8 million for the same period in 2001. This decrease is due to lower interest rates in the current period.

Depletion, Depreciation & Future Site Reclamation Expenses: The depletion, depreciation and amortization (DD&A) rate of $10.50/boe for the three months ended March 31, 2002 increased slightly from the $10.00/boe charge in the first quarter of 2001.

Capitalization and Financial Resources: Working capital at March 31, 2002 was $3.6 million. Total debt outstanding was $316.5 million, with $400 million in credit facilities available.

At March 31, 2002, net debt to total capitalization was 17.5 per cent (17.6 per cent at December 31, 2001).

Cash Flow and Earnings: The total changes in revenue less expenses resulted in declines in cash flow and earnings for the first quarter of 2002. Earnings decreased to $15.0 million from $53.0 million in first quarter 2001 and cash flow was $49.2 million compared to $89.3 million in 2001.

Cash Distributions: Total cash distributions of $0.39 per trust unit were made in the first quarter of 2002 compared to $0.60 in first quarter 2001. This brings total cumulative distributions since inception to $548.6 million ($9.47 per trust unit). In the first quarter of 2002, 88 per cent of cash flow was distributed to unitholders. The remaining 12 per cent ($6.0 million) was used to fund a portion of current period capital expenditures and make a $1.0 million contribution to the reclamation fund.

ARC's distribution policy is to withhold up to 20 per cent of cash flow, net of the reclamation fund contributions, to fund capital expenditures. The actual amount withheld is dependent on the commodity price environment and is at the discretion of the Board of Directors.

Monthly cash distributions for the second quarter have been set at $0.13 per unit subject to commodity price fluctuations.

MESSAGE TO UNITHOLDERS

The first quarter was characterized by continued volatility in commodity prices. Oil prices averaged US$21.67/bbl for the quarter, down 24 per cent from the US$28.69/bbl received during the first quarter last year. At one point during the quarter, prices were below US$18.00/bbl for the first time since 1998. Gas prices deteriorated by an even greater amount with AECO hub prices decreasing 61 per cent to $3.53/mcf from the record high prices of $8.98/mcf received in the same period last year.

ARC unitholders were protected from the full impact of the dramatic changes in commodity prices by ARC's active commodity hedging program. The purpose of ARC's hedging program is to provide stability to cash distributions and protect unitholders' return on investment by limiting exposure to commodity price downturns. In the first quarter, the hedging program provided $11.8 million in revenue, or $0.11 per unit allowing ARC to maintain stable distributions for the period.

Now that commodity prices have recovered from their first quarter lows, ARC's hedging program will limit unitholders' participation in increased cash flow from higher prices to the volumes that are unhedged. ARC will benefit from its hedging program to the extent that future oil prices are below US$24.61/bbl and natural gas prices are below $4.32/mcf. Approximately 55 per cent of liquids volumes and 45 per cent of natural gas volumes are hedged for the remainder of 2002.

ARC's distribution policy remains unchanged. ARC will withhold up to 20 per cent of cash flow to help fund our capital expenditure program, pay down debt and provide contributions to the reclamation fund. This policy is one of the fundamental differences between ARC and many other royalty trusts. We believe that re-investing a portion of cash flow back into the business will enable ARC to continue to provide consistently superior returns to our unitholders over the long-term.

We expect that the volatility that has characterized commodity prices over the past 12 months will continue. During this time of uncertainty, ARC is focused on providing sustainable, consistent distributions to our unitholders. We will maintain our distributions at $0.13 per unit for the second quarter subject to change based on commodity prices. To the extent that additional cash is built up during periods of high commodity prices, additional distributions will be made.

The Trust pursued numerous opportunities during the first quarter but was only successful in completing several minor acquisitions. We were surprised at the prices which continued to be paid by others for assets given the prevailing business environment. While we will continue to pursue new acquisitions, we will maintain our discipline of ensuring transactions add long-term value to our unitholders. We are somewhat unique among trusts in that we have numerous development opportunities in our existing asset base which will allow us to essentially replace production internally. This will continue to be our focus until the right value-adding acquisition opportunity develops.

CONSOLIDATED BALANCE SHEET

($CDN thousands) (unaudited)	As at March 31, 2002	As at December 31, 2001
ASSETS		
Current assets		
Cash	$ -	$ 646
Accounts receivable	44,992	51,875
Prepaid expenses	7,034	6,030
	52,026	58,551
Reclamation fund	11,260	10,147
Property, plant and equipment	1,302,641	1,311,306
Total assets	$ 1,365,927	$1,380,004
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 33,263	$ 35,595
Cash distributions payable	14,445	16,594
Payable to the Manager	693	557
	48,401	52,746
Long-term debt (Note 2)	316,446	294,489
Site reclamation and abandonment	30,972	28,837
Commodity and foreign currency contracts (Note 3)	12,594	13,107
Future income taxes	167,498	174,703
Total liabilities	575,911	563,882
UNITHOLDERS' EQUITY		
Unitholders' capital (Note 4)	1,033,025	1,029,538
Exchangeable shares (Note 4)	9,057	10,392
Accumulated earnings (Note 1)	296,493	281,522
Accumulated cash distributions	(548,559)	(505,330)
Total unitholders' equity	790,016	816,122
Total liabilities and unitholders' equity	$ 1,365,927	$1,380,004

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME AND ACCUMULATED EARNINGS

($CDN thousands, except per unit amounts) (unaudited)	Three Months Ended March 31, 2002	2001
Revenue		
Oil, natural gas, natural gas liquids and sulphur sales	$ 100,864	$ 164,393
Royalties	(17,561)	(39,024)
	83,303	125,369
Expenses		
Operating	25,288	20,289
General and administrative	3,693	2,707
Management fee	1,780	2,612
Interest on long-term debt	2,991	4,761
Depletion, depreciation and amortization	41,379	39,838
Capital taxes	384	210
Loss on foreign exchange (Note 1)	24	2,791
	75,539	73,208
Income before provision for income taxes	7,764	52,161
Future income tax recovery	7,206	810
Net income (Note 1)	14,970	52,971
Accumulated earnings, beginning of period (Note 1)	281,523	143,993
Accumulated earnings, end of period	$ 296,493	$ 196,964
Net income per unit (Note 5)		
Basic	$ 0.13	$ 0.57
Diluted	$ 0.13	$ 0.57

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH DISTRIBUTIONS AND ACCUMULATED CASH DISTRIBUTIONS

($CDN thousands, except per unit amounts) (unaudited)	Three Months Ended March 31, 2002	2001
Net income	$ 14,970	$ 52,971
Future income tax recovery	(7,206)	(810)
Depletion, depreciation and amortization	41,379	39,838
Amortization of commodity and foreign currency contracts	20	(5,514)
Unrealized loss on foreign exchange (Note 1)	31	2,796
Cash from operations	49,194	89,281
Cash from operations (99 per cent)	48,702	88,388
Add (deduct):		
General and administrative reimbursement (residual one per cent)	492	893
Capital expenditures	(4,889)	(16,619)
Proceeds from disposition of royalty interests	399	6,721
Discretionary debt repayment	(399)	(6,721)
Reclamation fund contributions and actual costs incurred	(1,113)	(3,817)
Current period accruals	37	(10,080)
Cash distributions	43,229	58,765
Accumulated cash distributions, beginning of period	505,330	271,277
Accumulated cash distributions, end of period	$ 548,559	$ 330,042
Cash distributions per unit	$ 0.39	$ 0.60

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

($CDN thousands, except per unit amounts) (unaudited)	Three Months Ended March 31, 2002	2001
Cash flow from operating activities		
Net income	$ 14,970	$ 52,971
Add items not involving cash:		
Future income tax recovery	(7,206)	(810)
Depletion, depreciation and amortization	41,379	39,838
Amortization of commodity and foreign currency contracts	20	(5,514)
Unrealized loss on foreign exchange (Note 1)	31	2,796
	49,194	89,281
Change in non-cash working capital	(1,576)	1,897
	47,618	91,178
Cash flow from financing activities		
Borrowing (repayments) of long-term debt, net	21,926	(26)
Issue of trust units (Note 4)	2,308	27
Trust unit issue costs (Note 4)	(156)	(100)
Cash distributions paid	(41,080)	(57,001)
	(17,002)	(57,100)
Cash flow from investing activities		
Acquisition of Startech, net of cash received	-	(7,707)
Acquisition of properties	(2,198)	(3,896)
Proceeds on disposition of properties	399	6,721
Purchase of capital assets	(27,696)	(24,876)
Reclamation fund contributions and actual costs incurred	(1,767)	(3,817)
	(31,262)	(33,575)
Increase (decrease) in cash	(646)	503
Cash, beginning of period	646	3,331
Cash, end of period	$ -	$ 3,834
Cash flow from operations per unit (Note 5)		
Basic	$ 0.44	$ 0.96
Diluted	$ 0.44	$ 0.95

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2002
(all tabular amounts in $CDN thousands, except per unit and volume amounts)
(Unaudited)

1. ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies as the most recent annual financial statements except as noted below. The note disclosure requirements for annual financial statements provide additional disclosure to that required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the Trust's 2001 annual report.

a) Effective for fiscal years beginning on or after January 1, 2002, the Canadian Institute of Chartered Accountants ("CICA") introduced new recommendations for the accounting for foreign exchange translation gains and losses on long-term monetary items. Such translation gains and losses are no longer to be deferred and amortized over the remaining term but rather are to be reflected in the statement of income in the period incurred. This change in accounting policy has been applied retroactively with restatement of prior periods as follows:

	Three Months Ended March 31	
	2002	2001
Accumulated Earnings, beginning of period	283,575	142,887
Adjustment for deferred foreign exchange gain (loss)	(2,053)	1,106
Accumulated Earnings, restated, beginning of period	281,522	143,993

The effect of this change for the first quarter of 2002 was an increase in net income of $0.1 million from the net income which would have been reported under the previous accounting policy. Net income for the three months ended March 31, 2001 was reduced by $2.8 million for this change in accounting policy in relation to the translation loss on foreign-denominated long-term debt.

b) Effective for fiscal years beginning on or after January 1, 2002, the Trust adopted the recommendations of the CICA on accounting for stock-based compensation which apply to new rights granted on or after January 1, 2002. The Trust has elected to continue to use the intrinsic value based method of accounting for stock-based compensation arrangements. The exercise price of the rights granted under the Trust's rights plan may be reduced in future periods in accordance with the terms of the rights plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of property, plant and equipment. Therefore, it is not possible to determine a fair value for the rights granted under the plan.

The application of these new recommendations to rights granted under the rights plan since January 1, 2002 is not material to the financial statements.

2. LONG-TERM DEBT

Effective May 1, 2002, the revolving period of the existing credit facilities was extended for an additional 364 days to April 30, 2003. In the event that the revolving period is not extended in the future, the loan balance becomes repayable over a two year term period with 20 per cent of the loan balance payable on April 30, 2004 followed by three quarterly payments of 5 per cent of the loan balance and a lump sum payment of 65 per cent of the loan balance at the end of the term period.

3. FINANCIAL INSTRUMENTS

The following contracts were outstanding as at March 31, 2002. Settlement of these contracts, which have no book value, would have resulted in a net payment by the Trust of $10.9 million as at March 31, 2002.

Commodity Contracts	Daily Quantity	Average Contract Prices ($)(1)	Price Index	Term
Crude oil fixed price contracts (embedded put option)(2)	1,000 bbls	42.12 (35.80)(2)	WTI	April 2002 - Dec 2002
	2,500 bbls	39.87 (31.87)(2)	WTI	Jan 2003 - Dec 2003
Crude oil fixed price contracts (embedded double put option)(3)	2,000 bbls	41.83 (31.87)(3)	WTI	April 2002 - Dec 2002
Crude oil fixed price contracts (embedded "cancel level")(4)	10,000 bbls	39.00 (28.40)(4)	WTI	April 2002 - Dec 2002
Crude oil call option	5,000 bbls	43.02	WTI	April 2002 - Dec 2002
Natural gas fixed price contracts	15,000 GJ	3.91	AECO	April 2002 - Oct 2002
	5,000 GJ	4.00	AECO	Nov 2002 - Oct 2003
Natural gas collared contracts	5,000 GJ	3.50 - 5.64	AECO	April 2002 - Oct 2002
Natural gas collared contracts (embedded put option)(5)	10,000 GJ	3.50 - 4.00 (2.50)(5)	AECO	April 2002 - Dec 2002

The Trust fixed the price of electricity on 5 megawatts per hour ("MW/h") through December 31, 2010 at a price of $63.00/MW/h. Settlement of this contract would have required a net payment by the Trust of $7.7 million as at March 31, 2002.

The following contracts, with a liability book value of $12.6 million, were outstanding as at March 31, 2002. These contracts were acquired in conjunction with the Startech acquisition effective January 31, 2001 at which time the market value of the contracts was a liability of $33.1 million. Settlement of these contracts would have resulted in a net payment by the Trust of $17.6 million as at March 31, 2002.

Commodity Contracts	Daily Quantity	Average Contract Prices ($)[1]	Price Index	Term
Crude oil fixed price contracts	5,000 bbls	37.53	WTI	April 2002 - Dec 2002
Natural gas fixed price contracts	20,750 GJ	4.57	AECO	April 2002 - Oct 2002
	4,000 GJ	2.71	AECO	Nov 2002 - Oct 2004
	750 GJ	3.49	San Juan	April 2002 - Oct 2002
	1,500 GJ	3.79	Ventura	April 2002 - Oct 2002
Natural gas collared contracts	2,000 GJ	2.30 - 3.10	AECO	April 2002 - Oct 2002

Foreign Currency Contracts	Monthly Contract Amount (US$000)	Average Contract Rate	Term
Fixed rate foreign exchange contracts (sell)	2,000	1.4335	April 2002 - Dec 2002
	1,500	1.4106	Jan 2003 - Dec 2003

(1) Commodity contracts denominated in US$ have been converted to CDN$ at the period end exchange rate.
(2) Counterparty may exercise a put option if index falls below the specified price (as denoted in brackets) on a monthly settlement basis.
(3) Counterparty may exercise a put option if index falls below the specified price (as denoted in brackets) on a monthly settlement basis. The put option is exercisable at $0.02/bbl for each $0.01/bbl that the index price falls below the specified price.
(4) Contract is neutral if index falls below the "cancel level" price (as denoted in brackets) on a daily settlement basis.
(5) Counterparty may exercise a put option at $2.50/GJ if index falls below specified price on a monthly settlement basis.

4. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

During the quarter, 117,472 Exchangeable shares were converted to trust units at an average exchange ratio of 1.18085 trust units for each Exchangeable share. At March 31, 2002, the exchange ratio was 1.21885 to 1.

TRUST UNITS	Number of units	$
Balance, beginning of period	110,609	1,029,538
Issued on exercise of employee rights	175	1,554
Issued on conversion of Exchangeable shares	139	1,335
Distribution re-investment program	61	754
Trust unit issue costs	-	(156)
Balance, end of period	110,984	1,033,025

EXCHANGEABLE SHARES	Number of shares	$
Balance, beginning of period	915	10,392
Exchanged for trust units	(117)	(1,335)
Balance, end of period	798	9,057
Exchange ratio, end of period	1.21885	-
Trust units issuable upon conversion	973	9,057
Trust unitholders' capital as at March 31, 2002	111,957	1,042,082

During the quarter, the Trust granted rights to employees to purchase trust units at exercise prices ranging from $11.47 to $12.38 per trust unit. At March 31, 2002, there were 2,328,305 rights outstanding, of which 242,610 were exercisable.

RIGHTS	Number of rights	$
Balance, beginning of period	2,509	9.05
Granted	7	11.78
Exercised	(175)	8.91
Cancelled	(13)	10.89
Balance before reduction of exercise price	2,328	9.06
Reduction of exercise price	-	(0.10)
Balance, end of period	2,328	8.96

5. NET INCOME AND CASH FLOW FROM OPERATIONS PER TRUST UNIT

Basic per unit amounts have been computed on the basis that the outstanding exchangeable shares have been converted at the average exchange ratio during the period.

Basic per unit calculations for the three month period ended March 31, 2002 were based on weighted average trust units outstanding of 111,837,595 (92,940,932 in 2001). Diluted per unit calculations for the three month period ended March 31, 2002 included 693,454 additional trust units for the dilutive impact of employee rights (615,997 in 2001).

Unitholders may access ARC's interactive online electronic Annual Report for 2001 at www.AETreports2001.com.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website **www.arcresources.com** or contact:
Jan Young, Manager, Investor Relations, E-mail: jyoung @arcresources.com
Telephone: (403) 509-6418 Fax: (403) 509-6417
Toll Free 1-888-272-4900
ARC Resources Ltd.
2100, 440 - 2nd Avenue S.W.
Calgary, AB T2P 5E9
Tel: (403) 503-8600

5

NEWS RELEASE
FOR IMMEDIATE RELEASE
May 9th, 2002

ARC ENERGY TRUST ANNOUNCES PROPERTY ACQUISITIONS AND TRUST UNIT OFFERING

CALGARY, May 9th, 2002 (AET.UN and ARX - TSX) – ARC Energy Trust (the "Trust") announced today that ARC Resources Ltd. has entered into agreements to purchase long-life oil and gas properties in central Alberta and southeastern Saskatchewan (the "New Properties") from two separate vendors, at a total cost of approximately $35 million. The New Properties are located within close proximity to the Trust's existing operations. The Trust estimates that the properties contain approximately 3.9 million barrels of oil equivalent ("boe") of proved reserves and 1.4 million boes of probable reserves. The New Properties currently produce approximately 550 bbl/d of crude oil and natural gas liquids and 3.3 mmcf/d of natural gas. The acquisitions are expected to close prior to the end of June 2002.

In conjunction with these acquisitions, the Trust has entered into an agreement to sell 8,000,000 trust units at $12.05 per trust unit to raise gross proceeds of approximately $96 million on a bought deal basis. The issue will be made through a syndicate of underwriters led by RBC Capital Markets and includes CIBC World Markets Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., FirstEnergy Capital Corp., Raymond James Ltd., Canaccord Capital Corporation and Dundee Securities Corporation.

The Trust has granted the underwriters an option, exercisable in whole or in part prior to closing, to purchase up to an additional 2,000,000 trust units at the same offering price. Should the underwriters' option be fully exercised, the total gross proceeds of the issue would be approximately $120 million. This offering is subject to normal regulatory approval and is expected to close on or about June 3, 2002.

The net proceeds of the offering will be used to fund the acquisition of the New Properties and to repay outstanding indebtedness. In addition, this offering will strengthen the Trust's balance sheet to facilitate future acquisitions and development activities.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The trust units offered will not and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website **www.arcresources.com** or contact:

Jan Young, Manager, Investor Relations, E-mail: jyoung @arcresources.com
Telephone: (403) 509-6418 Fax: (403) 509-6417
Toll Free 1-888-272-4900

ARC Resources Ltd.
2100, 440 – 2nd Avenue S.W.
Calgary, AB T2P 5E9
Tel: (403) 503-8600